Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”) and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•                  the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•                  disruption from the proposed transaction with Baxalta may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company’s financial condition and results of operations;

•                  products and product candidates may not achieve commercial success;

•                  product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect the combined company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company’s revenues, financial condition or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•                  failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax Corp. (“Dyax”) may adversely affect the combined company’s financial condition and results of operations;

•                  the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•                  difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire’s, Dyax’s or Baxalta’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in “Item 1A: Risk Factors” in Shire’s and Baxalta’s Annual Reports on Form 10-K for the year ended December 31, 2015.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.  Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371.

The statements in this presentation are Shire’s statements and not those of Baxalta or any third party.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 23, 2016. You can find information about Baxalta’s directors and executive officers in Baxalta’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 3, 2016. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID.  Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

Basis of Forecasts

The Shire forecasts included herein are derived from Shire’s Long Range Plan (the “LRP”) and Shire papers subsequently produced as part of the business planning process.  Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire’s annual planning cycle, and was reviewed by the Board in April 2015.  This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire’s assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials.  Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labeling.  In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.  As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta’s included in this communication have been stated on a constant currency and risk adjusted basis.

New L1 Organization As of March 18, 2016 Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies.

Contents Guiding principles for organization design L1 organization structure Key governance bodies From-To organization charts Timeline Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies.

Guiding principles for organization design: Integrate to Grow We are creating a leading global biotech company built from the best of both Shire and Baxalta; a company uniquely focused on patient and customer centricity We are employing an “inverted pyramid” approach to integration, an approach that protects the customer-facing, critical supply and clinical functions from disruptive changes Our new company will consist of: Global Product Strategy composed of product franchises and cross-franchise strategic functions Three customer-focused commercial regions Research & Development Technical Operations Multiple corporate/business service functions Oncology, which will remain ‘stand-alone’ to maintain focus and prevent further disruption to this new group Our key decision-making bodies will be ExCo, In-line, Pipeline, and Corporate Committees, all designed to ensure fast, compliant and efficient decision-making, mirroring a flat organizational design Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies.

Global Product Strategy (GPS) Post-Close L1 Organization Structure CEO Europe / Canada / ANZ Commercial Research & Development Technical Operations US Commercial Intercontinental Commercial West. Europe, Cent. Europe, Canada, Australia, NZ 1 EU Immunology EU Hematology Latin America, Eastern Europe and CIS, Middle East and Africa, China, Asia, Russia, Japan 1 Finance Human Resources Legal Corporate Development and Public Affairs 2 Corporate and Business Services 3 Compliance Head based in Switzerland (CH) Head based in Mass. Oncology L2 roles to be based in IL, MA, CH and elsewhere (TBD) 1 Exact countries and clusters to be determined by Core Integration Teams 2 Includes the Communications and Patient Advocacy functions, among others 3 Corporate and Business Services (CBS) functions, locations, and timing forthcoming Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies. Global Business Services IT (CIO) Corporate Services (e.g. Real Estate, Facilities, Security) Global Franchise Heads Genetic Diseases Internal Medicine Neuroscience and Ophthalmics Hematology Immunology (Biosimilars reports into Immunology) Cross-Franchise Strategic Functions (e.g.) New Products Group Market Intelligence and Insights Global Pricing and Market Access Consumer and Digital Marketing AS OF MARCH 18, 2016

We will strengthen our key governance bodies to enable our new organization ExCo In-line Committee Pipeline Committee Chaired by Head of Global Product Strategy Co-chaired by Head of R&D and Head of Corp Development Future members Key responsibilities Deliver maximum sustainable value of in-line portfolio: Ensure commercial excellence Oversee operations and supply chain planning Ensure long term growth through portfolio development Recommend portfolio allocation and major investments to ExCo Manage ongoing portfolio development activities Define corporate-wide vision, strategy and capital allocation Ensure compliance and fulfill fiduciary duty Approve new business building, pivotal trial investments, portfolio allocation Create a world-class organization including talent selection, development, performance management Chaired by CEO Members are CEO, CFO, HR, GC, R&D, GPS, US Commercial, Tech Ops, Corp Development Product governance (e.g., PST, GDT, PIT processes) Guidance on product-level governance to be provided in April Corporate Committee Chaired by CFO Head of Corporate and Business Services will be a member, among others (TBD) Manage cross-functional issues not directly linked to the product portfolio, e.g., real estate, IT policies, etc. Governance body Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies.

New organization The new organization will transform and create new global capabilities in Commercial Functions Oncology Intercontinental Commercial Europe / Canada / ANZ Commercial 4 US Commercial Global Product Strategy (GPS) 1 International Commercial HAE & LSD Neuroscience & Commercial Excellence GI / Endocrine Oncology Corp Strategy & Customer Ops 2 Intercontinental Immunology Biosimilars 3 Hematology Global Market Access, Global Franchises and Cross-Franchise Strategic Functions US Sales, Marketing & Ops, Global Market Access US Sales, Marketing & Ops Global Franchises and Cross-Franchise Strategic Functions Eur., Canada, ANZ Sales, Marketing & Ops 1 Local market access will sit in the regional organizations 2 Most Baxalta CSCO functions transition to new Corp Development; remaining will transition to line functions, G&A, Commercial, and R&D 3 Biosimilars will report to Immunology Franchise within GPS 4 Includes Ex-US Commercial Effectiveness, EU Hematology, and EU Immunology Rest of world Sales, Marketing Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies. New functions AS OF MARCH 18, 2016

New organization The new organization will transform and create new global capabilities in R&D and Operations Research & Development 2 Technical Operations Research & Development Research & Development Finance, Operations, & IT 1 Technical Operations Corporate Development and Public Affairs 1 Operations excludes Procurement; Finance, IT, and Procurement, which will be part of new G&A functions 2 R&D will include both Medical Affairs and Health Economics & Outcomes Research (HE&OR) 3 Baxalta PPM portfolio and in-line product program management generally align with Shire Corporate Planning and Program Management (CPPM) in Corp Dev., while other support areas may map to new R&D and/or Technical Operations organization Operations1 Process Development Program and Portfolio Management (PPM) 3 Corporate Development CPPM Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies. New functions AS OF MARCH 18, 2016

New organization The new organization will transform and create new global capabilities in G&A functions Legal Compliance Legal Compliance Legal 1 Additional Corporate and Business Services functions, locations, and timing will be forthcoming; Procurement scope to be defined; HR Operations and Finance Operations will transition over the next 18-24 months. 2 Operations, excluding Procurement, will move into new Technical Operations 3 Most Baxalta CSCO functions transition to new Corp Development including Public Affairs and Patient Advocacy; remaining will transition to line functions G&A, Commercial, and R&D Corporate Development and Public Affairs Human Resources Corporate Development Human Resources Corp Strategy & Customer Ops 3 Human Resources Diversity/Inclusion & Communications Communications & Public Affairs Diversity & Inclusion Finance Corporate and Business Services 1 Finance IT Finance, Operations, & IT 2 Finance Ops, Procurement Ops 1 Finance Finance Ops, IT, & Procurement Ops 1 HR Ops 1 Compliance HR Ops 1 Communications Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies. New functions AS OF MARCH 18, 2016

Organization Design Timeline L1 executives - working with CITs - design L2 organization, update job descriptions and define supporting processes Mid April Most L2 appointments made (by L1 executives and approved by CEO) Before close L1 & L2 executives attend leadership summit to discuss strategy, operating plans, synergies and L3+ organization Immediately post close Late March Most L1 appointments made (by CEO with Board approval) Design and identify L3 and remainder of the organization Close thru September Milestone1 Timing 1 All design and placement decisions must be made in consultation with local labor laws Note: the organizational structure proposed here is conditional on the closing of the Shire-Baxalta transaction, including the related regulatory and shareholder approvals. Until closing, both Shire and Baxalta operate as separate and independent companies.